Exhibit 24 to
                                                                  Form 11-K











                            Independent Auditors' Consent

          The Employee Benefits Committee
          A. P. Green Industries, Inc.:

          We consent to incorporation by reference in the registration statement (No. 33-21012) on Form S-8 of A. P. Green Industries, Inc. of our report dated November 11, 1994, relating to the statements of net assets available for plan benefits of A. P. Green Industries, Inc. Investment Plan as of September 30, 1994, and 1993, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended September 30, 1994, which report appears in the 1994 Annual Report on Form 11-K of A. P. Green Industries, Inc. Investment Plan.



          /s/ KPMG Peat Marwick LLP



          St. Louis, Missouri
          March 23, 1995